Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following slides were used in connection with a joint conference call and webcast hosted by Travelers and The St. Paul on November 17, 2003:

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The St. Paul Travelers Companies Setting the Property/Casualty Market Standard

Cautionary Statement Any comments made regarding future expectations, trends and market conditions, including pricing and loss cost trends as well as other topics, may be considered forward-looking under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from our current expectations. The St. Paul Companies and Travelers assume no duty to update forward looking statements. Risk factors are described under "Forward Looking Statement Disclosure" in each company's most recent report on Form 10-Q, filed with the SEC and available through their web sites.

The St. Paul Travelers Companies Setting The Property/Casualty Market Standard The "Go-To" National Market Company Financial Strength Compatible Cultures and Track Record of Successful Transactions Paramount Objective - Driving Value Creation for Shareholders

The St. Paul Travelers Companies Summary of Merger Terms Exchange Ratio 0.4334 St. Paul shares per Travelers share (Class A and B) Structure Tax-free merger Dividend Policy Ongoing dividend at the annual rate of $0.88 per share; Special cash dividend to SPC shareholders prior to closing to receive existing indicated annual $1.16 per share dividend in 2004 New Corporate Name The St. Paul Travelers Companies Global Headquarters Saint Paul, Minnesota Expected Closing Second quarter 2004 Approvals Required Normal regulatory and shareholder approvals for both companies Management Robert Lipp, Chairman Jay Fishman, CEO (Chairman, 1/1/06) Board Composition 12 Travelers Directors 11 St. Paul Directors

The "Go-To" National Market Company

The St. Paul Travelers Companies Net Premiums Written by General Commercial Lines ($ in billions) Source: Management estimates.

The St. Paul Travelers Companies Net Premiums Written by Specialty Commercial Lines Source: Management estimates. ($ in billions)

The St. Paul Travelers Companies Total Net Premiums Written ($ in billions) Source: Management estimates.

The St. Paul Travelers Companies Commercial Lines Geographic Penetration Source: A.M. Best. Based on 2002 direct premiums written. >5th 4th - 5th 3rd 2nd 1st St. Paul Travelers

The St. Paul Travelers Companies Commercial Lines Geographic Penetration Source: A.M. Best. Based on 2002 direct premiums written. (1) Includes District of Columbia. St. Paul Travelers Combined Leader 22 Top 2 positions 35 Top 3 positions 43 Top 5 positions 47 < Top 5 positions 4 Position # of States (1) Geographic Diversification States (1) 4 >5th 4 4th - 5th 8 3rd 13 2nd 22 1st

The St. Paul Travelers Companies Market Share Source: A.M. Best. Based on 2002 direct premium written, excluding other accident & health.

The St. Paul Travelers Companies Commercial Lines Ranking by Product Source: A.M. Best.

Allianz/ Fireman's Fund 0.126 Cincinnati Financial 0.142 SAFECO 0.15 AIG 0.236 Zurich/ Farmers 0.299 CNA 0.315 St. Paul 0.331 Chubb 0.409 Hartford 0.417 Travelers 0.559 The St. Paul Travelers Companies The "Go-To" Company for Independent Agents Allmerica 0.079 Cincinnati Financial 0.079 Nationwide / Allied 0.079 Met Life 0.134 Hartford 0.197 Allianz/ Fireman's Fund 0.244 SAFECO 0.276 Travelers 0.378 Chubb 0.402 Progressive 0.417 Source: Goldman Sachs Survey, August 18, 2003. Commercial Lines Agency Preference Personal Lines Agency Preference

Financial Strength

The St. Paul Travelers Companies Second Largest U.S. Insurer by Shareholders' Equity Source: Company filings. Note: Statistics as of September 30, 2003. (1) Includes estimated pro forma purchase accounting adjustments. ($ in billions)

The St. Paul Travelers Companies Summary Financial Information Source: Company filings. (1) Includes estimated pro forma purchase accounting adjustments. ($ in billions)

The St. Paul Travelers Companies Strong Capital Base ($ in billions) Source: Company filings. Note: Financial statistics as of September 30, 2003, except as noted. (1) Includes estimated pro forma purchase accounting adjustments. (2) Excludes mandatory convertibles and hybrid securities.

The St. Paul Travelers Companies Investment Portfolio Aaa 0.54 Aa 0.18 A 0.12 Baa 0.1 Other 0.06 Homeowners' & Other 0.09 Personal Automobile 0.15 Other 0.07 Fidelity & Surety 0.06 International & Lloyd's 0.06 Total: $49.5 Billion Average Rating: Aa2/AA Fixed Maturity 0.82 Shorterm 0.08 Mortgage Loans 0.01 Real Estate 0.02 Private Equities Arbitrage Funds Venture Capital and Other 0.07 Homeowners' & Other 0.09 Personal Automobile 0.15 Other 0.07 Fidelity & Surety 0.06 International & Lloyd's 0.06 Total: $60.8 Billion Duration: 4.1 Years Note: Statistics as of September 30, 2003. Private Equities Arbitrage Funds Venture Capital and Other 7% Fixed Maturity 82% Real Estate 2% Mortgage Loans 1% Short-Term 8% Invested Assets Fixed Maturity Portfolio

Compatible Cultures and Track Record of Successful Transactions

The St. Paul Travelers Companies T. Michael Miller Marita Zuraitis Douglas G. Elliot Brian W. MacLean / Timothy M. Yessman William H. Heyman Robert I. Lipp Jay S. Fishman Timothy B. Schwertfeger General Commercial & Personal Lines Chairman Chief Executive Officer Investments Claims Specialty Commercial Nuveen Investments Transition Leader

The St. Paul Travelers Companies Highly Compatible Cultures Both companies pursuing similar business strategies - an emphasis on independent agents and brokers Focus on underwriting, claims and actuarial disciplines Expense control - spend it like it's your own Commitment to performance measurement and accountability at every level Profitability is more important than market share

The St. Paul Travelers Companies Strong Combined Team Dedicated to Value Creation Proven experience in integrating businesses Primerica / Travelers (1993) Travelers / Aetna P&C (1995) St. Paul / USF&G (1998) Travelers / Citicorp (1999) Reliance Surety (2000) RSA Financial Professional renewal rights (2002) Kemper renewal rights (2003) RSA renewal rights (2003) Atlantic Mutual renewal rights (2003)

Paramount Objective - Driving Value Creation for Shareholders

The St. Paul Travelers Companies Estimated Financial Impact ($ in millions) Note: For illustrative purposes. (1) Estimates based on current First Call consensus for Travelers and St. Paul; assumed to be based on a fully diluted share base. (2) Reflective of phase-in period.

2004 2005 2006 40 150 225 The St. Paul Travelers Companies Significant Cost Savings Initial expected realized cost savings of $225 million after-tax projected by 2006 Projected to be 7-9% of controllable expenses Restructuring charge at the time of closing - initial estimate $350 million Projected Realized After-Tax Cost Savings ($ in millions) Note: Assumes closing on June 30, 2004.

The "Go-To" National Market Company Financial Strength Compatible Cultures and Track Record of Successful Transactions Paramount Objective ^ Driving Value Creation for Shareholders Setting the Property/ Casualty Market Standard The St. Paul Travelers Companies Setting the Property/Casualty Market Standard

This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations. Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers' directors and executive officers is available in Travelers' proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul's directors and executive officers is available in The St. Paul's proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.